Exhibit 4.94

Polestar Automotive Holding UK PLC

Suite 1, 3rd Floor 11 - 12

St James’s Square

London, United Kingdom, SW1Y 4LB

[Name of director]

[Address of director]

_____________ 2022

Dear [•],

Letter of Appointment as Non-Executive Director of Polestar Automotive Holding UK PLC

We are writing to set out the terms of the agreement which we have reached in relation to your appointment as a non-executive director of Polestar Automotive Holding UK Plc (the “Company”) (this “Agreement”).

1.	APPOINTMENT

1.1

Your appointment as a non-executive director of the Company’s board (the “Board”) [shall take effect from closing of the business combination agreement entered into between the Company, Polestar Automotive Holding Limited, PAH UK Merger Sub Inc., Polestar Automotive (Singapore) Pte. Ltd., Polestar Holding, AB and Gores Guggenheim, Inc. on 17 September 2021 / took effect from [•]] (the “Commencement Date”), [and you shall be an “Independent Director” for the purposes of the articles of association of the Company in effect from time to time (the “Articles”)][1]

1.2

Your appointment is subject to the [articles of association of the Company in effect from time to time (the “Articles”)2 / Articles]. Nothing in this Agreement shall be taken to exclude or vary the Articles as they apply to you as a director of the Company.

2.	TERM

2.1

You shall be designated as a [Class I / Class II / Class III] non-executive director in accordance with the Articles. Accordingly, the initial term of your appointment shall be [one year / two years / three years] and you shall be required to retire from office at the [first / second / third] annual general meeting of the Company unless you are re-appointed as an executive director in accordance with the Articles.

3.	TIME COMMITMENT

3.1

You will be expected to devote to this appointment such time as is necessary for the proper performance of your duties. This will include preparation for and attendance at meetings of the Board and service on certain of the committees of the Board as required from time to time. Given the nature of your role, it may be necessary to devote additional time to the Company in respect of preparation time and ad hoc matters which may arise, in particular, where the Company is undergoing a period of increased activity. Further Board meetings may have to be called at short notice to discuss particular issues and you will be given notice of such meetings in accordance with the terms of the Articles.

[1]	Note to Draft: Reference to Independent Director to be removed if not relevant.
[2]	Note to Draft: Insert this definition here and delete “Articles” if the last part of clause 1.1 regarding “Independent Director” is deleted.

3.2

By accepting this appointment, you confirm that you are able to allocate sufficient time to meet the expectations of your role and that you are not subject to any restrictions that would prevent you from taking the role.

4.	ROLE AND DUTIES

4.1

As a non-executive director, you shall have the same legal responsibilities to the Company as any other director. You will be expected to perform your duties, whether statutory, fiduciary or common-law, faithfully, efficiently and diligently to a standard commensurate with both the functions of your role and your knowledge, skills and experience, and with regard to relevant obligations under all prevailing applicable law and regulation, the Articles and any code of conduct relating to the directors adopted by the Company from time to time. In particular, you shall have specific regard to the duty to promote the success of the Company (or the relevant Group Company) under which all directors must act in the way they consider, in good faith, would be most likely to promote the success of the Company (or the relevant Group Company) for the benefit of its members as a whole.

4.2	You will be required to exercise relevant powers under, and abide by, the Articles.

4.3

This is a letter of appointment as a director of the Company and not a contract of employment. You are not an employee of the Company. You are solely responsible for all duties of an independent contractor which result from performing your tasks under this Agreement, as well as the satisfaction of any regulatory requirements relating to your appointment and holding of office pursuant to this Agreement.

4.4

You hereby irrevocably and unconditionally waive the right to make any employment or worker related claim or any claim based on employee or worker status (including reasonable costs and expenses) against the Company, and undertake to the Company that you shall not at any time seek to bring any such claim.

5.	FEES AND EXPENSES

5.1

This Agreement sets out the only payments and non-cash benefits you will receive for performing your duties herein. Accordingly, no other cash remuneration or benefits will be provided for your role as an Independent Director and, in particular, you will not be entitled to participate in any of the Company’s remuneration or benefit programmes, arrangements, schemes or plans.

5.2	From the date of your appointment as a non-executive director of the Company, the annual fee for your appointment (for so long as you are appointed and remain appointed):

(a)	as non-executive director of the Company will be USD 200,000 gross per annum (the “NED Fee”);

(b)	[as chair of the Audit Committee will be USD 20,000 gross per annum or as a regular member of such committee will be USD 10,000 gross per annum (the “Audit Committee Fee”);]

(c)

[as chair of the Nominating and Governance Committee will be USD 20,000 gross per annum or as a regular member of such committee will be USD 10,000 gross per annum (the “Nominating and Governance Committee Fee”);]

(d)	[as chair of the Compensation Committee will be USD 20,000 gross per annum or as a regular member of such committee will be USD 10,000 gross per annum (the “Compensation Committee Fee”),]

(the [Audit Committee Fee / Nominating and Governance Committee Fee / Compensation Committee Fee] together, the “Committee Fee”),

with the NED Fee and the Committee Fee to be paid bi-annually in arrears (subject to applicable deductions and/or withholdings required by applicable law in relation to any payments and benefits under this Agreement) (respectively, the “Net NED Fee” and “Net Committee Fee”) and shall accrue from the Commencement Date, provided that on the relevant payment date:

(e)	the Company shall pay you 50% of the Net NED Fee; and

(f)

in respect of the remaining 50% of the Net NED Fee (“Net NED Fee Balance”), you hereby direct the Company on your behalf, to purchase the maximum number of shares in the Company as may be purchased in the market at the prevailing rate by applying the Net NED Fee Balance (the “NED Fee Shares”). The NED Fee Shares shall be delivered by the Company in the form of American Depositary Shares (“ADSs”) representing the NED Fee Shares to the extent (i) an ADS program has been established and is operating for the Consideration Shares, and (ii) such delivery of ADSs is not in violation of applicable law or the terms of the applicable ADS deposit agreement. Such purchase shall take place as soon as reasonably practicable following the relevant payment date, subject to any securities or other laws or Company policies which may be applicable in respect of such purchase. To the extent that the aggregate purchase price of the NED Fee Shares is less than the Net NED Fee Balance, the Company shall pay you the difference in cash.

5.3	You hereby acknowledge and agree that:

(a)	it is expected that you shall hold the NED Fee Shares for the duration of your appointment as a non-executive director of the Board; and

(b)

you are required to comply with the provisions of the Company’s Insider Trading Policy in relation to dealing in the Company’s publicly traded or quoted securities (including, for the avoidance of doubt, the NED Fee Shares), and any such other code or policy as the Board may adopt from time to time which sets out the terms for dealings by directors in the Company’s publicly traded or quoted securities.

5.4	The Company will procure that you are reimbursed for all reasonable and properly documented expenses you incur in performing the duties of your office.

5.5

You will have no fixed place where to perform your services but will be expected to conduct your role from locations including any business office of the Company, advisors’ offices and your home. You shall be solely responsible for any costs, expenses, obligations and liabilities arising in relation to your working at home, and shall ensure that any relevant insurances are in place.

5.6	Other than as set out in paragraph 6 below, you will not be eligible to receive any other benefits.

5.7

On termination of your appointment, you shall only be entitled to such NED Fees as may have accrued to the date of termination, together with reimbursement of any expenses properly incurred before that date.

6.	CAR

6.1

Provided that you hold a current full driving licence, the Company will supply you with a Polestar car of such make, model and value as it determines for your business and private use (“Car”). The Company shall replace the Car at such times as decided by the Board from time to time. The Company may, at its discretion, permit the personal use of the car by your spouse or civil partner.

6.2

The Company shall be responsible for payment of insurance, road tax, maintenance and repair in connection with the Car and you shall bear the cost of charging incurred during business and private mileage. You shall be responsible for any income, benefit, or social taxes relating to the provision of the Car.

6.3	You shall:

(a)	take good care of the Car and ensure that the provisions of the Company’s Car policy as amended from time to time and any policy of insurance relating to the Car are observed;

(b)	pay all expenses directly connected with your and your spouse’s or civil partner’s private use of the Car;

(c)	be responsible for payment of all fines incurred for traffic offences and parking fines;

(d)	notify us immediately of any accidents involving the Car (whether or not these take place while you are on business); and

(e)	immediately inform us if you are convicted of a driving offence or disqualified from driving.

6.4	The Company shall have the right to reclaim the Car if you are convicted of a driving offence or disqualified from driving.

6.5

In the event that you resign from or are removed from the Board, you will no longer be entitled to receive the Car and you will be required to return the Car to the Company as soon as possible and in good working order and repair.

7.	INDEPENDENCE AND OUTSIDE INTERESTS

8.

You acknowledge that you do not have any current outside interests or connections that conflict with your appointment to the Company. In the event that you become aware of any potential or actual conflicts of interest, these should be disclosed to the rest of the Board as soon as they become apparent and the agreement of the Board may have to be sought. In addition, during the term of your appointment, you undertake not to become involved (in any capacity and whether directly or indirectly) in any business or enterprise which might reasonably be considered to compete with the Company, without the prior written approval of the Board.

9.	CONFIDENTIALITY

9.1

You acknowledge that all information acquired during your appointment is confidential to the Company (or applicable Group Company) and should not be released, communicated, nor disclosed either during your appointment or following termination (by whatever means), to third parties without prior clearance from the rest of the Board. You shall not use Confidential Information for your own purposes or for any purposes other than those of the Company or any Group Company, and you shall not through any failure to exercise due care and diligence, permit or cause any unauthorised disclosure of such confidential information.

9.2

This restriction shall cease to apply to: (a) any Confidential Information which may (other than by reason of your breach) become available to the public generally; and (b) any use or disclosure authorised by the Company.

10.	TERMINATION

10.1

Unless otherwise terminated earlier in accordance with the terms of this Agreement, the Articles or applicable law, you can terminate the appointment under this Agreement at any time by providing the Company with one month’s prior written notice.

10.2	Notwithstanding the foregoing, the Company may, in its sole and absolute discretion, terminate your appointment with immediate effect if you:

(a)	commit a breach of your material obligations under this Agreement; or

(b)

commit any serious or repeated breach or non-observance of your material obligations to the Company (which include an obligation not to breach your duties to the Company, whether statutory, fiduciary or common-law); or

(c)

are found guilty of any fraud or dishonesty offence or act in a manner which, in the opinion of the Company acting reasonably, brings or is reasonably likely to bring you or the Company into material disrepute or is materially adverse to the interests of the Company; or

(d)	have been convicted of a criminal offence whether or not a custodial sentence is imposed (other than a road traffic offence for which a fine or non-custodial penalty is imposed); or

(e)	are declared bankrupt; or

(f)	are disqualified from acting as a director in any jurisdiction; or

(g)	have committed a knowing breach of the Relevant Requirements (as defined below).

10.3

Notwithstanding the above, this Agreement will terminate with immediate effect and without payment of any damages or otherwise, if you are removed as a member of the Board under the Articles or applicable law.

11.	COMPLIANCE

11.1	In carrying out your role, you shall:

(a)

comply with the Company’s policies and procedures in effect, and as updated, from time to time and all applicable laws, regulations, sanctions and codes, in each case, relating to anti-bribery and corruption (“Relevant Requirements”);

(b)	undertake not to:

(i)

offer, promise or give any financial or other advantage or thing of value, to any person with the intention of influencing a person (who need not be the recipient of the advantage) to perform his or her function improperly, or where the acceptance of such advantage would itself be, or might be seen to be, improper;

(ii)	request, agree to receive or accept any financial or other advantage or thing of value, where such would be improper or likely to influence the recipient in the performance of his or her role; or

(iii)

offer, promise or give, any financial or other advantage or thing of value, directly or indirectly, to a public official (including any officers, employees or other persons acting in an official capacity for or on behalf of any governmental agency or state-owned, or partially state owned, entity, or public organisations, in any jurisdiction), or to any other person at the request of, or with the acquiescence of, such a public official, with the intention of influencing that official in the performance of his or her public functions in violation of Relevant Requirements;

(c)	undertake not to accept payments, gifts or hospitality during any commercial negotiations, if this could be perceived as intended or likely to influence the outcome of the commercial negotiations;

(d)	comply with all applicable UK, EU and non-EU laws, regulations and codes relating to economic sanctions;

(e)

disclose any direct or indirect interest which you may have in any matter being considered at a Board meeting or committee meeting and, save as permitted under the Articles, you will not vote on any resolution of the Board, or of one of its committees, on any matter where you have any direct or indirect interest;

(f)	as soon as reasonably practicable, report to the rest of the Board the wrongdoing or proposed wrongdoing of any employee or director of which you become aware; and

(g)	unless specifically authorised to do so by the Board, you will not enter into any legal or other commitment or contract on behalf of the Company (or the relevant Group Company).

12.	RESIGNATION OF OFFICE

Upon termination of your appointment or if notice to terminate your appointment has been given, at the request of the Company, you will resign forthwith (or you may be removed by the relevant company or company’s shareholder(s)) from your office as a director of the Company and from all offices held by you in any Group Company and from all other appointments or offices which you hold as nominee or representative for the Company or any Group Company.

13.	INSURANCE AND INDEMNITY

The Company shall arrange directors’ and officers’ liability insurance and shall maintain such cover for your benefit for the full term of your appointment. You shall be responsible for ensuring compliance with any conditions relating to your own conduct in order to maintain its validity.

14.	CHANGES TO PERSONAL DETAILS

You shall advise the Company promptly of any change in address or other personal contact details.

15.	INTELLECTUAL PROPERTY

15.1

During the term of your engagement with the Company and thereafter, you shall fully disclose in writing to the Company, promptly upon becoming aware of their creation, any and all existing and future right, title and interest in and to all Intellectual Property Rights in any jurisdiction, that you author, create, conceive, develop or invent (either individually or jointly with others) as a result of your engagement with the Company, whether or not created or developed during working hours or using any Company’s premises or resources (“Developed IP”).

15.2

You warrant to the Company that: (i) you have not given and will not give permission to any third party to use any of the Developed IP; (ii) you are unaware of any use by any third party of any of the Developed IP; and (iii) the use of the Developed IP by the Company will not infringe the rights of any third party.

15.3

You hereby: (i) irrevocably assign all of your existing and future right, title and interest in the Developed IP to the Company; (ii) to the fullest extent permissible by law, irrevocably waive any moral rights (or equivalent rights anywhere in the world) that you may have (or in the future have) in the Developed IP; and (iii) undertake not to register nor attempt to register any of the Developed IP, unless requested to do so by the Company. Notwithstanding the foregoing, in the event that any Developed IP does not vest in the Company pursuant this paragraph 14.3, until such assignment can take place, you shall hold legal title in the Developed IP on trust for the Company, and you shall, at the Company’s expense, do all such things and execute all such documents, as the Company requires, to vest the Developed IP in the Company and/or otherwise defend or maintain the Developed IP.

15.4

By signing this letter, you irrevocably appoint the Company to be your attorney in your name and on your behalf to execute documents, use your name and do all things which are necessary or desirable for the Company to obtain for itself or its nominee the full benefit of this paragraph 14.

15.5

To the fullest extent permitted by law, you hereby waive any and all moral rights arising by virtue of Chapter IV of Part I of the Copyright Designs and Patents Act 1988 (or any equivalent laws anywhere in the world) in respect of any existing or future works created by you in the course of or in connection with performing your duties hereunder.

16.	DATA PROTECTION

16.1

You shall comply with the Company’s data protection and IT security policies (copies of which shall be made available to you), including when handling any personal data in the course of your appointment including personal data relating to any employee, worker, contractor, customer, client, supplier or agent of the Company.

16.2

You acknowledge that the Company will from time to time process data (including personal data) that relates to you for the purposes of the administration and management of the Company’s employees and/or directors (as applicable) and its business, for compliance with applicable procedures, laws and regulations, and for other legitimate purposes. The legal bases for the aforementioned processing are the performance of this Agreement and the Company’s legitimate interests. You consent to the transfer of such personal information to other offices the Company may have or to a Group Company or to other third parties, whether or not outside the European Economic Area, for administration purposes and other purposes in connection with your appointment, where it is necessary or desirable for the Company to do so.

17.	RIGHTS OF THIRD PARTIES

17.1	A person who is not a party to this Agreement shall have no rights under the Contracts (Rights of Third Parties) Act 1999 to rely upon or enforce any term of this Agreement.

18.	GOVERNING LAW

18.1

This Agreement and any non-contractual obligations arising out of or in connection with it (including any non-contractual obligations arising out of the negotiation of the transaction contemplated by this Agreement) are governed by and shall be construed in accordance with the laws of England and Wales.

18.2

The parties irrevocably agree that the courts of England shall have exclusive jurisdiction to settle any dispute or claim that arises out of or in connection with this Agreement (including a dispute relating to any non-contractual obligation arising out of or in connection with either this Agreement or the negotiation of the transaction contemplated by this Agreement).

18.3	This Agreement constitutes the entire terms and conditions of your appointment.

19.	OTHER

19.1	No variation or modification of this Agreement shall be effective unless it is in writing and signed by you and the Company.

19.2

This Agreement may be executed in any number of counterparts and by the parties on different counterparts, but shall not be effective until each party has executed at least one counterpart. Each counterpart shall be deemed an original, but all the counterparts shall together constitute one and the same agreement.

20.	DEFINITIONS

For the purposes of this Agreement:

“Confidential Information” means information relating to the business, products, services, affairs and finances of the Company for the time being confidential to it or to them and trade secrets (including, without limitation, technical data and know-how) relating to the business of the Company or of any of its or their suppliers, clients or customers.

“Group Company” shall mean any undertaking which from time to time is a subsidiary or parent undertaking of the Company or a subsidiary undertaking of any such parent undertaking. The words “subsidiary undertaking” and “parent undertaking” will have the meanings attributed to them by the Companies Act 2006.

“Intellectual Property Rights” means trade marks, services marks, rights in trade names, business names and get-up, logos, rights in goodwill or to sue for passing off or unfair competition, patents, rights in inventions, design rights, copyrights and related rights, database rights, rights in domain names and URLs, rights in confidential information (including know-how and trade secrets), and all other intellectual property rights or similar rights in any part of the world, in each case, whether such rights are registered or unregistered and including rights to apply for such registrations, which may now or in the future subsist.

EXECUTION PAGE

Executed and delivered as a deed by the parties or their duly authorised representatives on the date of Agreement.

EXECUTED as a DEED by	)
POLESTAR AUTOMOTIVE	)
HOLDING UK PLC	)
and signed on its behalf by:
Director

in the presence of:

Witness name:

Witness address:

Witness occupation:

EXECUTED as a DEED by	)
[•]	)

in the presence of:

Witness name:

Witness address:

Witness occupation:

[Signature page of the NED appointment letter]